EXHIBIT 99

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas,  Texas 75244

October 7,  2015

Panhandle Oil and Gas Inc.

5400 North Grand Boulevard

Suite 300

Oklahoma City, Oklahoma 73112

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of September 30, 2015, of certain properties in which Panhandle Oil and Gas Inc. (Panhandle) has represented that it owns an interest.  This evaluation was completed on October 7,  2015.  The properties evaluated consist of working and royalty interests located in the States of Arkansas, Kansas, New Mexico, North Dakota, Oklahoma, Texas, and Utah and the country of Italy. Panhandle has represented that these properties account for 100 percent of Panhandle’s net proved reserves as of September 30, 2015. The net proved reserves estimates included in this report have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Panhandle.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after September 30,  2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Panhandle after deducting all royalties and interests owned by others.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such

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estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this report were obtained from Panhandle, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Panhandle with respect to property interests evaluated,  production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Panhandle, and the analyses of areas offsetting existing wells with test or production data, reserves were categorized as proved.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a

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temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state or area in which the interest is located.  Gas quantities estimates included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the lease according to processing agreements. Oil, condensate, and NGL reserves estimates included herein are expressed in terms of barrels (bbl) representing 42 United States gallons per barrel.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered

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by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a)

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Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on September 30, 2015. In the preparation of this study, data available from wells drilled on the evaluated properties through September 30, 2015, were used in estimating gross ultimate recovery. When applicable, gross production estimated to September 30, 2015, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of September 30, 2015.  This generally required that the production rates be estimated for up to 2 months, since production data for certain properties were available only through July 2015.

Our estimates of Panhandle’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of September 30, 2015
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)

United States
Developed Producing	2,691	1,467	81,182
Developed Nonproducing	31	0	1,717
Undeveloped	4,313	1,454	37,315

Total United States	7,035	2,921	120,214

Italy
Developed Producing	3	0	0

Total Italy	3	0	0

Total Developed Producing	2,694	1,467	81,182
Total Developed Nonproducing	31	0	1,717
Total Undeveloped	4,313	1,454	37,315

Grand Total	7,038	2,921	120,214

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Primary Economic Assumptions

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, lease operating expenses, and capital and abandonment costs from the future gross revenue. Operating expenses include transportation expenses, field operating expenses, compression charges, and an allocation of overhead that directly relates to production activities. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Revenue values in this report were estimated using the initial prices and costs specified by Panhandle. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

Oil, Condensate, and NGL Prices

Oil, condensate, and NGL price differentials for each property were provided by Panhandle. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) price of $58.92 per barrel and were held constant for the lives of the properties. The WTI price of $58.92 is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the
12-month period prior to September 30, 2015. The volume-weighted average price over the lives of the properties was $55.27 per barrel of oil and condensate and $19.10 per barrel of NGL.

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Gas Prices

Gas price differentials for each property were provided by Panhandle. The prices were calculated using these differentials to a Henry Hub price of $3.11 per thousand cubic feet (Mcf) and were held constant for the lives of the properties. The Henry Hub gas price of $3.11 per Mcf is the 12-month average price, calculated as the unweighted arithmetic average of the first‑day-of-the-month price for each month within the 12‑month period prior to September 30, 2015. The volume-weighted average price over the lives of the properties was $2.841 per Mcf of gas.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for each state in which the reserves are located, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using average rates for the state in which the reserves are located.

Italian Royalty Regime

The Sant Anna Concession, located in Italy, is subject to royalties calculated on the gross value of the oil and gas production, including any exemptions where applicable.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Panhandle, based on current costs were held constant for the producing lives of the properties. Future capital expenditures were estimated using 2015 values provided by Panhandle and were not adjusted for inflation. Abandonment costs were provided by Panhandle for all properties.

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The estimated future revenue and costs to be derived from the production and sale of the net proved reserves, as of September 30, 2015, of the properties evaluated, expressed in thousands of dollars (M$), are summarized as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Undeveloped (M$)	Total Proved (M$)

United States
Future Gross Revenue	403,725	6,946	375,436	786,107
Production & Ad Valorem Taxes	25,254	485	23,923	49,662
Total Operating Expenses	147,373	2,261	112,637	262,271
Capital & Abandonment Costs	1,023	1,273	122,562	124,858
Future Net Revenue	230,075	2,927	116,314	349,316
Present Worth at 10 Percent	125,130	1,023	17,948	144,101

Italy
Future Gross Revenue	188	0	0	188
Production & Ad Valorem Taxes	0	0	0	0
Total Operating Expenses	0	0	0	0
Capital & Abandonment Costs	0	0	0	0
Future Net Revenue	188	0	0	188
Present Worth at 10 Percent	143	0	0	143

Total
Future Gross Revenue	403,913	6,946	375,436	786,295
Production & Ad Valorem Taxes	25,254	485	23,923	49,662
Total Operating Expenses	147,373	2,261	112,637	262,271
Capital & Abandonment Costs	1,023	1,273	122,562	124,858
Future Net Revenue	230,263	2,927	116,314	349,504
Present Worth at 10 Percent	125,273	1,023	17,948	144,244

Note: Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the September 30, 2015, estimated oil and gas reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30,

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and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Panhandle. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Panhandle. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTONTexas Registered Engineering Firm F-716

/s/Gregory K. Graves

Gregory K. Graves, P.E.

Senior Vice President

DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road,  Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Panhandle dated
October 7,  2015, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.

That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers;  and that I have in excess of 30 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED:  October 7,  2015

/s/Gregory K. Graves

Gregory K. Graves, P.E.

Senior Vice President

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